UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On December 6, 2013, voxeljet AG (the “Company” or “voxeljet”) purchased title to the real property in Friedberg, Germany underlying its headquarters from Deuter GmbH (“Deuter”) for cash at a purchase price of €9,965,000.

The real property that voxeljet purchased is approximately 15,000 square meters in size and contains two production halls and an office building. While one of the production halls is currently occupied by the Company, the second production hall and the office building are currently being constructed according to voxeljet’s specific requirements and instructions and are anticipated to be ready for occupation in early 2014.

voxeljet previously leased the acquired property from Deuter. The lease with Deuter was terminated in connection with the Company’s purchase of the property, with such termination to be effective as of December 31, 2013.

The purchase price for the acquired real property is to be paid in two installments, the first due no later than December 27, 2013 and the second due upon completion of certain construction work on the property, which is due to be completed no later than March 31, 2014. voxeljet will use a portion of the cash proceeds from its recently completed initial public offering of American Depositary Shares to fund the purchase.

In connection with the purchase, voxeljet also obtained a ten-year option over certain parcels of real property adjacent to the acquired property, which will give the Company the option to further expand its Friedberg facility in the future.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: December 6, 2013

3